Net 1 UEPS Technologies, Inc. President Place 4th Floor Corner Jan Smuts Avenue and Bolton Road Rosebank, Johannesburg 2196, South Africa

March 26, 2015

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628

Attention:	Mr. Gus Rodriguez
Mr. Paul Cline

Re:	Net 1 UEPS Technologies, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2014
Filed August 28, 2014
File No. 000-31203

Ladies and Gentlemen:

On behalf of Net 1 UEPS Technologies, Inc. (the "Company"), we respectfully submit this letter in response to comments from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") received by letter dated March 4, 2015, relating to the above-referenced filing.

In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company's response thereto.

Form 10-K for the Fiscal Year Ended June 30, 2014

Consolidated Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm

1. Please revise in future filings to identify the city in which the report was issued.

RESPONSE TO COMMENT 1

The Company will revise future filings to identify the city in which the report was issued.

Note 14. Common Stock, page F-33

2. Please tell us and revise future filings to clarify why the common shares were sold at a 25% discount to the closing price of the company's common stock on December 6, 2013. Please tell us why you determined the discount on that particular date instead of April 16, 2014, the date the common shares were issued. Please also tell us how you determined that a volatility assumption of 21.04% was appropriate given your risk factor disclosure which states that your stock price experienced significant volatility, resulting in an assumed volatility for your stock options of 50% for 2014. Please also clarify why you assumed a risk free rate of 7.9% for the BEE transaction while you assumed a risk free rate of .9% for your stock options in 2014.

RESPONSE TO COMMENT 2

Rationale for December 2013 Black Economic Empowerment Transactions

The South African government, through the Broad-Based Black Economic Empowerment Act, 2003, established a legislative framework for the promotion of black economic empowerment ("BEE"). Achievement of BEE objectives is measured by a scorecard, which is used to determine a company's BEE rating. This rating affects the ability of companies doing business in South Africa to obtain and maintain commercial relationships, in particular with government agencies. Thus, it is important for the Company, which has a number of businesses in South Africa, to achieve a favorable BEE rating to strengthen the development of its business plan, and to comply with South African regulation and business practice. The Company's actions in support of achieving a stronger BEE standing are consistent with similar initiatives pursued by other leading South African companies across multiple industries.

One of the most important components of a BEE rating is the equity component—that is, the percentage of a company's equity that is owned by black South Africans. Thus, in South Africa, it is common for companies to issue equity to "BEE partners" which are often consortia of entities owned by black South Africans. The issuance of the equity interest is frequently financed by the company through extension of a loan to the BEE partner. In South Africa, it is customary for BEE equity investment transactions in companies, including publicly-traded companies, to be priced at a substantial discount to the fair value or current trading price of the subject company's shares. A discount of between 20% and 30% is a widely accepted range.

The Company continually seeks ways to improve its BEE rating, especially the equity component of its rating. In furtherance of this objective, on December 10, 2013, the Company entered into definitive agreements (the "Relationship Agreements") relating to two BEE transactions. Pursuant to Relationship Agreements, the Company agreed to sell an aggregate of 4,400,000 shares of its common stock ("BEE shares") to its BEE partners for a purchase price of ZAR 60.00 per share. This price represented 75% of the closing price of the Company's common stock on the JSE on December 6, 2013, the date the Company completed final negotiation of the terms of these BEE transactions.

The 25% discount to the Company's trading price was negotiated between the parties on an arm's length basis and took into account a number of factors reflecting the lack of liquidity of the BEE shares, including that the BEE shares were non-transferable for a period of time and that the Company had the right to exchange the BEE shares for a minority interest in one of the Company's subsidiaries. The issuance of the BEE shares was subject to the satisfaction of a number of conditions precedent. On April 16, 2014, the conditions were satisfied and the Company implemented these transactions and issued the BEE shares.

The Company provided funding to the BEE partners in order for them to buy the BEE shares. In June 2014, and in accordance with the terms of the Relationship Agreements, the Company repurchased approximately 2.4 million of the BEE shares in order for the BEE partners to repay the loans the Company provided to them. As a result of these transactions, as of June 30, 2014, the BEE partners owned approximately 4% of the Company's outstanding shares of common stock. Under the BEE agreements, the Company has the option to exchange the remaining shares owned by the BEE partners for shares in Cash Paymaster Services (Pty) Ltd, the subsidiary of the Company that has the SASSA contract.

Valuation Assumptions Relating to December 2013 BEE Transactions

The Company believes that it is important to distinguish between the different kinds of valuations performed for the BEE transactions and for its compensatory stock options issued under its stock incentive plan. The terms applicable to the BEE shares, as reflected in the Relationship Agreement, are highly complex, whereas the Company's compensatory stock options are granted under a plan which contains terms that are commonly employed by many public companies. Due to the complexity of the BEE share terms, the fair value of the equity instrument issued pursuant to the BEE transactions was calculated utilizing an adjusted Monte Carlo simulation discounted cash flow model which was specifically developed for the purpose of valuing the BEE transactions. In contrast, the Company believes that the Cox Ross Rubinstein binomial model is the most appropriate one to use for determining the fair value of its compensatory stock options.

The Monte Carlo simulation discounted cash flow model developed for purpose of valuing the BEE transactions took into account the fact that the BEE shares were issued off the Company's South African Branch share register and were priced in South African rand based on the trading price of the Company's common stock on the JSE. In contrast, the Company's compensatory stock options are priced in dollars based on the Company's closing price on Nasdaq at the date of grant, and the underlying shares are issued in the United States.

The expected volatility rate used for the BEE transactions is based on a 30-day volume-weighted average price ("30-day VWAP") because the BEE partners were subject to exposure in changes in the price of the Company's common stock only for a 30-day period preceding the occurrence of a "trigger event" as defined in the Relationship Agreements. Under the terms of the BEE transactions, as described in Note 14, Common Stock, upon the occurrence of certain trigger events with respect to a BEE partner (which included reaching the specified price which would trigger repayment of the purchase loans), the Company had the right to repurchase the BEE shares held by that BEE partner at "Fair Market Value", which was defined in the Relationship Agreements as the 30-day VWAP prior to the trigger event. Accordingly, as described in Note 17, Equity Instruments Issued Pursuant to BEE Transactions, on page F-36, the estimated expected volatility of 21.04% was calculated based on the Company's 30-day VWAP share price using the exponentially weighted moving average of returns because the definition of Fair Market Value under the Relationship Agreements provided for a 30-day VWAP.

The Company believes that use of the risk-free rate of 7.90% in valuing the equity instruments issued pursuant to its BEE transactions is appropriate because that rate represents the risk-free rate in South Africa, the market in which the BEE shares were issued. Conversely, shares underlying compensatory stock options are issued in the United States. The risk free rate of 0.9% used for the stock option valuation represents the applicable risk free rate in the United States.

Future Disclosure Relating to Pricing of BEE Transactions

The Company will revise its future filings to add the following language at the end of the first paragraph under "Salient terms of the BEE Relationship Agreements" in Note 14:

"In South Africa, it is customary for BEE equity investment transactions in companies, including publicly-traded companies, to be priced at a substantial discount to the fair value or current trading price of the subject company's shares. The 25% discount was negotiated between the parties on an arm's length basis and took into account a number of factors reflecting the lack of liquidity of the BEE shares due to the contractual provisions described below."

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The Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I am available to discuss our response at your convenience. Please do not hesitate to call me at +27 11 343 2014, if you have any questions or comments regarding the foregoing or need any additional information. Thank you.

Very truly yours,

Net 1 UEPS Technologies, Inc.

By:	/s/ Herman G. Kotzé
Name:	Herman G. Kotzé
Title:	Chief Financial Officer